UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                              SWIFTYNET.COM, INC.

                                  COMMON STOCK

                             CUSIP NO. 870763 10 9

                              Bruce Brashear, Esq.
                          Brashear & Associates, P.L.
                              926 N.W. 13th Street
                             Gainesville, FL 32601
                                 (352) 336-0800

                                 March 24, 2000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       CUSIP NO. 870763 10 9 Page 1 of 4

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                                               CUSIP NO. 870763 10 9 Page 2 of 4
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(1)      NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Stanley and Arlene Rabushka

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(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                    (a)     /./
                                    (b)     /X/
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(3)      SEC USE ONLY

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(4)      SOURCE OF FUNDS

         SC

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(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             /NA/

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(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. Citizens

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                                    (7)     SOLE VOTING POWER


                                     ............1,299,200..............
NUMBER OF SHARES
                                    (8)     SHARED VOTING POWER
BENEFICIALLY OWNED BY

EACH REPORTING PERSON                .................0.................

WITH

                                    (9)     SOLE DISPOSITIVE POWER


                                     ............1,299,200..............

                                    (10)    SHARED DISPOSITIVE POWER


                                    ..................0.................
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(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,299,200

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(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                           /NA/

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

                                               CUSIP NO. 870763 10 9 Page 3 of 4

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.4%

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(14)     TYPE OF REPORTING PERSON (See Instructions)

         IN

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Item 1.  Security and Issuer.

This schedule relates to shares of Common Stock with a par value of $.0001 of SwiftyNet.com, Inc. (the "Issuer") The Issuer's principal executive office is located at 201 East Kennedy Boulevard, Suite 520, Tampa, Florida 33602. The Issuer's President and Secretary is Rachel L. Steele. Donald Hughes is Vice-President. Raymond Lipsch is Treasurer, CFO and CEO of the Issuer.

Item 2.  Identity and Background.

(a) Stanley and Arlene Rabushka; (b) Residence: 250 S. Brentwood Blvd., Suite 4L, St. Louis, MO 63105; (c) Mr. Rabushka's principal business is as an attorney at Stanley Rabushka Attorney at Law in St. Louis, MO. Mrs. Rabushka is not employed; (d) Neither Mr. or Mrs. Rabushka has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years; (e) Neither Mr. or Mrs. Rabushka has been a party to a civil proceeding involving state or federal laws or violations thereof in the last five years.(f) Mr. and Mrs. Rabushka are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The securities were issued to Mr. Rabushka in partial consideration for his consulting services for the Issuer.

Item 4.  Purpose of Transaction.

The original purpose of the acquisition of securities by Mr. and Mrs. Rabushka was investment. The reporting persons intend to review continuously their position in SwiftyNet.com, Inc. and may, depending upon the evaluation of the Issuer's business and prospects, as well as upon future developments, price, availability of shares and other factors, determine to increase, decrease or eliminate their position in the Issuer.

The reporting persons are not considering any plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Issuer other than general knowledge that the issuer's securities are the subject of a public offering where its securities will be sold and purchased; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Issuer's Board of Directors or management; (e) any material change in the present capitalization or dividend policy of the Issuer; (f)

                                               CUSIP NO. 870763 10 9 Page 4 of 4

any material change in the Issuer's business, corporate structure, charter or by-laws; (g) any change in the issuer's charter, bylaws or instruments which would impede the acquisition of control of the Issuer by any person; (h) any class of securities of the Issuer to be delisted; (i) ) the Issuer's common stock to be eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) Mr. and Mrs. Rabushka as tenants in the entirety, directly beneficially own an aggregate interest of 10.4% in the Issuer with a total of 1,299,200 common shares. The Issuer has a total of 50,000,000 common shares authorized. As of June 30, 2000, 12,514,120 shares and 318,240 Purchase Warrants were outstanding. All but 972,012 of the Issuer's shares are restricted under Rule 144. All of the Rabushka's shares are restricted. (b) Mr. And Mrs. Rabushka have the power to vote all shares owned in the Issuer and to dispose or to direct the disposition of those shares; (c) No transactions were effected during the last 60 days, other than the disposition of the following shares on the Over-the-Counter Bulletin Board: 3,000 shares on June 19, 2000 for $1.75 per share, 1,500 shares on May 23, 2000 for $1.813 per share, 800 shares on May 19, 2000 for $1.844 per share, 1,800 shares on May 18, 2000 for $1.875 per share, 2,000 shares on May 17, 2000 for $1.563 per share; (d) Mr. and Mrs. Rabushka have the right to receive dividends from all of their shares. They have the power to direct the distribution of shares in the Issuer through Mr. Rabushka's position as a consultant of the Issuer and their voting rights; (e) NA.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Materials to Be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           /s/Stanley Rabushka, Arlene Rabushka
                                           -------------------------------
Date: July 11, 2000                        Stanley and Arlene Rabushka
                                           Shareholders